LEGACY EDUCATION INC.

701 W Avenue K Suite 123

Lancaster, CA 93534

September 16, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Scott Stringer
Adam Phippen
Scott Anderegg
Lilyanna Peyser

Re:	Legacy Education Inc.
Registration Statement on Form S-1
Filed August 16, 2024
File No. 333-281586

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Legacy Education Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 12, 2024 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1 Filed on August 16, 2024

Prospectus Summary

Recent Developments, page 6

1.	Please balance your preliminary revenue and operating income figures by including disclosures regarding your costs and expenses for the same periods. Discuss whether the presented financial measures are consistent with trends discussed elsewhere in your prospectus. Clarify why you can provide only partial and preliminary information at this time.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include disclosure regarding our costs and expenses for the same periods and a discussion on the consistency of the presented financial measures with trends discussed elsewhere in our prospectus. We have also clarified why we can provide only partial and preliminary information at this time. These revisions and clarifications appear on page 6 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 96

2.	Please revise to ensure the information in this section is presented as of the date of the prospectus. Refer to Item 404 of Regulation S-K..

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to ensure the information in this section is presented as of the date of the prospectus. This revision appears on page 96 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 97

3.	Please revise to disclose the natural persons with investment and voting control over RMH Consultants, Inc.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and refers the Staff to footnote 8 of the table on page 97 which discloses Robert Appel as the natural person with investment and voting control of RMH Consultants, Inc.

General

4.

We note that “[u]nder ED’s rules effective July 1, 2024, an institution must certify that its programs satisfy the applicable educational requirements for professional licensure or if no determination certification needed to practice or find employment in an occupation for such which the program prepares a student in the state has been made in which the school or where a student is located or intends to seek employment (which, although our current students are located in California, could be a state other than California and could require us to refrain from enrolling students in a state if our program does not satisfy the applicable educational requirements in the state).” As it appears these rules currently are in effect, please disclose whether your institutions meet such requirements.

We also note that “[m]any states and professional associations require professional programs to be accredited and that “ED requires an institution to hold programmatic accreditation for an educational program if required by a state or federal agency (including as a condition of employment in the occupation for which the institutional program prepares the students).” We further note that the “veterinary technology program at CCC” and “Integrity’s Registered Nurse to Bachelor of Science in Nursing” are programmatically accredited or pre-accredited. Please clarify which of your institution’s programs are not accredited and the resultant consequences to your business.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to provide additional disclosure regarding our institutions satisfaction of the applicable educational requirements for professional licensure or certification. In addition, we have revised the Registration Statement to clarify the accreditation status of each of our institution’s programs. These revisions appear on page 12 page 13 and page 70 of the Registration Statement.

Sincerely,

Legacy Education Inc.

/s/ LeeAnn Rohmann
By:	LeeAnn Rohmann
Title:	Chief Executive Officer